SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 11)*

                          MascoTech, Inc.
                         (Name of Issuer)

             Common Stock par value $1.00 per share
                  Title of class of securities)

                          574670 10 5
                         (CUSIP number)

   Richard A. Manoogian, 21001 Van Born Road, Taylor, MI  48180
(Name, address and telephone number of person
           authorized to receive notices and communications)

                        December 21, 1993
     (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Page 1 of 4 Pages)
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CUSIP No. 574670 10 5            13D               Page 2 of 4


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Richard A. Manoogian
    ###-##-####

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ] (B) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)  SOLE VOTING POWER
          3,736,776

      8)  SHARED VOTING POWER
          202,560

      9)  SOLE DISPOSITIVE POWER
          3,523,776

      10) SHARED DISPOSITIVE POWER
          202,560

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,921,826

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%

14) TYPE OF REPORTING PERSON
    IN

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                                                    Page 3 of 4

      The information contained in this Amendment No. 11 supplements and amends the information contained in the following Item of the Schedule 13D filed by Richard A. Manoogian relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware Corporation (the "Issuer"), as heretofore amended.

Item 5.  Interest in Securities of Issuer.

      (a) As of January 31, 1994, the reporting person beneficially owned 4,921,826 shares of Common Stock, of which (i) 3,523,776 shares were owned directly, (ii) 213,000 shares had been granted under the restricted stock incentive plans of Masco Corporation and the Issuer and are still subject to certain restrictions on disposition as provided in such plans, (iii) 660,000 shares could be acquired upon the exercise of an option granted under the Issuer's stock option plan to the extent such option is exercisable on or before April 1, 1994, (iv) 202,560 shares were owned by the Alex and Marie Manoogian Foundation, a charitable foundation of which the reporting person is a director,
(v) 225,716 shares could be acquired by the Alex and Marie Manoogian Foundation upon the conversion of convertible securities of the Issuer held by such Foundation to the extent such securities are convertible on or before April 1, 1994, and (vi) 96,774 shares could be acquired by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, upon conversion of convertible securities of the Issuer held by such Foundation to the extent such securities are convertible on or before April 1, 1994. To the best of his knowledge and based on the number of shares of Common Stock believed to be outstanding, as of January 31, 1994 the reporting person was deemed to be the beneficial owner of 8.0 percent of the shares of Common Stock.

      (b) The reporting person has (i) the sole power to vote all of the shares described in clauses (i) and (ii) of Item 5(a) above, and (ii) the sole power to dispose of the shares described in clause (i) of Item 5(a) above. The reporting person shares with the other directors the power to vote or direct the vote or to dispose or direct the disposition of the 202,560 shares owned by the Foundation described in clause (iv) of Item 5(a) above. The reporting person, Alex Manoogian (Chairman Emeritus of Masco Corporation), Christine Simone and Louise M. Simone are the directors of the Alex and Marie Manoogian Foundation, and the reporting person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Richard and Jane Manoogian Foundation, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the undersigned, none of the directors of the Foundations has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future

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                                                  Page 4 of 4

violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America.

      The reporting person disclaims any beneficial ownership or interest whatsoever in the shares of the Common Stock or other securities of the Issuer owned by the Foundations, and the filing of this Amendment No. 11 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares or other securities.

      (c) During the sixty days preceding January 31, 1994, the reporting person sold the following shares publicly:

            700,000 shares at $24 per share on December 21, 1993

      (d) Information with respect to the directors of the Foundation is set forth in Items 5(a) and Item 5(b) above.

      (e)   Not applicable.

                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DATED:  February 16, 1994


                                          /s/Richard A. Manoogian
                                          Richard A. Manoogian

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